UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **March 12, 2015**

meredith

MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

IOWA	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

(515) 284-3000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

Meredith Corporation (the Company) presented at its Digital and Allrecipes Day on March 12, 2015. Chief Executive Officer Stephen M. Lacy, Meredith Digital President Jon Werther, and Allrecipes President Stan Pavlovsky discussed Company developments and responded to questions. The slide presentation is attached as an exhibit.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

99 Slide presentation at Meredith's Digital and Allrecipes Day on March 12, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ Joseph Ceryanec

____

Joseph Ceryanec
Vice President - Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: March 13, 2015

Index to Exhibits

Exhibit Number	Item
99	Slide presentation at Meredith's Digital and Allrecipes Day on March 12, 2015.


Boo!

Meredith Digital and Allrecipes March 12, 2015

meredith

Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Statements in this presentation that are forward-looking include, but are not limited to, the statements regarding advertising revenues and investment spending, along with the Company's revenue and earnings per share outlook.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients or vendors; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; increases in interest rates; and the consequences of any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

meredith

Today's Agenda

- Meredith Vision
- National Media Group Digital Strategies
- Allrecipes.Next
- Total Shareholder Return

meredith

Meredith at a Glance

National Media
Revenue: $1B
EBITDA: $150M

Local Media
Revenue: $550M
EBITDA: $200M

Figures represent consensus estimates for Fiscal 2015

National Media Group Footprint

The largest female audience across every life stage and platform



YOUNG WOMEN | NEW NESTERS | YOUNG FAMILIES | ESTABLISHED FAMILIES | WOMEN OF WORTH

Our Brands Speak to Her About What Matters Most

Seasons and styles change but women's priorities remain the same

HER HOME



HER FAMILY



HERSELF



Recent Strategic Accomplishments

National Media

- Rapid growth in digital, mobile, video and social platforms
- Acquired Selectable Media digital ad technology platform
- Added Shape and Martha Stewart properties to portfolio
- Established presence in the wedding marketplace
- Strong performance from brand licensing and marketing services activities

meredith

Local Media Group Footprint


Portland
(FOX + MYTV)
Las Vegas
(FOX)
Phoenix
(CBS + Independent)
Kansas City
(CBS + MYTV)
St. Louis
(CBS)
Saginaw
(CBS)
Nashville
(NBC)
Greenville
(FOX)
Atlanta
(CBS + WPCH)
Mobile-Pensacola
(FOX)
Springfield
(ABC + CBS + FOX)
Hartford (CBS)

Recent Strategic Accomplishments

Local Media

- Added strong stations to group; created 2 duopolies
- Record revenue and EBITDA performance
- Stronger-than-expected political advertising revenue
- Increased retransmission revenue and contribution
- Expanded digital and mobile businesses

meredith

Recent Strategic Accomplishments

Corporate

- Grew dividend for 22st straight year; Yielding 3-4 percent
- Authorized $100 million for share repurchases
- Invested more than $500 million in acquisitions
- Fixed more than half of debt at low rate
- Successful execution of Total Shareholder Return Strategy

meredith

Vision for Meredith

National Media Group

- **Leadership** in the **creation** and **distribution** of relevant, original, **multi-platform content**
- Expanded **food, parenting, home and health** franchises
- **Digital business of scale** with 100 million monthly unique visitors
- Enhanced **profit contribution** from our **circulation** and **advertising pricing** activities
- Meaningful **expansion** of our **brand licensing** business
- Top **marketing services** provider with leading expertise in **content marketing**

Local Media Group

- Expanded **portfolio** of profitable **local television** stations
- **#1 or #2 rated stations** in markets that exceed nationwide growth statistics
- Maintained level of net **retransmission contribution**
- Scaled **mobile** and **online** platforms

meredith

Two Decades of Meredith Digital


SHAPE
martha stewart
mywedding
SELECTABLE MEDIA
allrecipes.com
shopnation
100
80
60
40
20
0
Unique Visitors per Month (millions)
1995
Agriculture.com and BHG.com launched
2005
Parents.com launched
2008
Meredith Women's Digital Network created
2010
Launch of Tablets, Mobile Sites & Apps and Meredith Video Network
2012
Acquired Allrecipes.com and ShopNation
2014
Acquired Shape and Martha Stewart media brands, Mywedding.com and Selectable Media

meredith

Continued Audience Growth and Engagement

Digital is adding to our total audience, and is not cannibalizing print



200
175
150
125
100
75
50
Audience (in millions)
2009
2010
2011
2012
2013
2014
Mobile
15% of audience
Online
25% of audience
Print
60% of audience

Source: MRI and ComScore

Digital Advertising Revenue Growing as Percent of Total


30%
25%
20%
15%
10%
5%
0%
5%
25%
1H-07
1H-09
1H-11
1H-13
1H-15

Today's Agenda

- Meredith Overview
- National Media Group Digital Strategies
  - Develop best-in-class branded content and products
  - Increase audience engagement across platforms
  - Leverage data to improve ROI and consumer experience
  - Strengthen advertising pricing and revenue mix
  - Grow consumer revenue through pricing and bundling
- Allrecipes.Next
- Total Shareholder Return

Digital Growth Strategies

- Develop best-in-class branded content and products
- Increase audience engagement across platforms
- Leverage data to improve ROI and consumer experience
- Strengthen advertising pricing and revenue mix
- Grow consumer revenue through pricing and bundling

meredith

The Meredith Women's Network


Better Homes and Gardens
martha stewart
SHAPE
Parents
EatingWell
FamilyFun
MORE
fitness
parenting
Midwest Living
TRADITIONAL HOME
FamilyCircle

Meredith: Top 30 Digital Presence

	Company	Population (millions)
1.	Google	237
2.	Yahoo!	217
3.	Facebook	204
4.	AOL	197
5.	Amazon	175
6.	Microsoft	168
7.	Mode Media	138
8.	CBS Interactive	136
9.	Comcast	135
10.	Apple	133
11.	Turner Digital	115
12.	eBay	114
13.	Gannett	106
14.	Wikimedia	106
15.	Time	93

	Company	Population (millions)
16.	LinkedIn	90
17.	Wal-Mart	89
18.	ESPN	89
19.	Twitter	87
20.	Pandora	84
21.	Weather Company	83
22.	About	81
23.	Hearst	80
24.	Yelp	76
25.	Buzzfeed	76
26.	Conde Nast	75
27.	Meredith	71
28.	Pinterest	70
29.	Answers.com	70
30.	WebMD	69

Source: comScore monthly unique visitors Oct.-Dec. 2014
Represents Meredith's owned and operated properties, and does not reflect Meredith's extended media network.

Highly Engaged Audiences Across Platforms


MOBILE
21 MM
Monthly UVs
SOCIAL
7.7 MM
DATABASE TARGETING
100 MM
SHOPPER MARKETING
50 MM
BROADCAST
150 Markets
Better
CRM
5 Billion
HISPANIC
5+ MM
¡HOLA!
PRINT
28 MM
WEB
40 MM
VIDEO
22 MM Monthly
Video Views
ONGOING ENHANCEMENT & INTEGRATION OF DATA
MEREDITH DEEP ANALYTICS & INSIGHTS
HIGH
CROSS-
PLATFORM
REACH &
ENGAGEMENT

meredith

Our Brands Resonate Across Generations

Meredith Reaches 60 Percent of Millennial Women

MILLENNIALS	GEN X	BABY BOOMERS
1979-1995	1965-1978	1946-1964
60%	67%	73%



First Party Data, Insights and Analytics are our Differentiators



- **We focus on women at scale:**
  - 100 million consumers
  - 70 million unique visitors
- **1st party data is based on direct behavioral engagement**
- **We operate across platforms**
- **Data is our DNA**
  - Team of 45 data analysts
  - Identify trends and consumer intent
  - Used to find, inform and reach consumers throughout purchase path

meredith

First Party Data, Insights and Analytics are our Differentiators

Media

Print, display, video, mobile, email, direct mail

Video, display, email, shopper marketing

Mobile/app, email, shopper marketing, telephone

Blogs, Facebook, Twitter, email

Purchase Path


inspire
plan
shop
share
WOW
LOVE

Data

Subscribers, visitors, email and brand engagement, search/social behaviors

Site engagement, site registrations, recipe box & shopping lists, geo/store

Search, coupon download, recipe viewed in-store, GPS

Social/sharing behaviors, email, engagement actions

meredith

Source:

We Also Use This Data to Improve Advertising ROI

1st-Party Data-driven segmentation *converts Run Of Network and Remnant inventory into premium-priced,* ***audience-targeted inventory***


PREMIUM
PERFORMANCE
PREMIUM CONTEXTUAL &
AUDIENCE TARGETED
RUN OF NETWORK
REMNANT
VIDEO
LAPTOP / DESKTOP
MOBILE

1st party data and audience-targeting also ***informs*** *(and backstops guaranteed)* ***premium-performance inventory sales***

Premium paid for effectiveness and efficiency *driven by 1st-Party Data to which advertiser does not have access*

Our Recent Portfolio Additions Support Our Strategy

SHAPE


Premium Branded Content & Products
At-Scale, Highly-Engaged Audience
First-Party Data (Insights & Analytics)
Ad Tech Platforms
Ad Revenue Diversification
Consumer Revenue Growth
MILLENNIAL
meredith
digital
WOMEN

MARTHA STEWART

mywedding®

selectable media

meredith

Consumer Revenue Growth Strategies



1. Source mix
2. Auto renewal
3. Bundling
4. Pricing
5. Digital

meredith

Strengthening Our Source Mix for Subscriptions

Online Orders for Print Magazine Subscriptions


Get a full year!
Better Homes and Gardens
Fresh Ideas
Plus a FREE GIFT!
order now


0.8
1.4
3.2
5.3
7.2
FY10
FY11
FY12
FY13
FY14

#s in millions

meredith

Offering Bundled Packages of Brands for Consumers



2 GREAT MAGAZINES – 1 GREAT DEAL!
Follow your heart to the home of your dreams!
From redoing your kitchen to repotting plants ... painting your dining room to planning a barbecue, count on Better Homes and Gardens to deliver do-able and affordable decorating ideas, quick-fix recipes your whole family will love, and easy-care gardening guides in every issue!
Cook up 5-star dinners every time!
Introducing new Allrecipes ... the only magazine that brings you the absolute best of the best from over 43,000 tried-and-true family favorites on allrecipes.com. Every issue gives you 100s of secrets and step-by-step how-to's, fast-and-easy tips to save you time and money, plus ideas to help you put your own spin on every dish.
Better Homes and Gardens
Get Organized!
allrecipes
All-Time Favorites
Best-Loved Desserts
slow cooker favorites
Plus 3 FREE cookbooks!
Get it all, while you still can – RSVP today!



Give (and get!) great Holiday gifts!
FOR ONE LOW PRICE!
Billing Information
first name
last name
address

Multi-magazine bundles feature:

- “Pick 3” for a set price
- Mobilization of page
- Targeted upsells

27

Allrecipes.Next

- Meredith Vision
- National Media Group Digital Strategies
- Allrecipes.Next
- Total Shareholder Return


●●●○○ AT&T
11:08 AM
100%
allrecipes.com
allrecipes
Recipe of the Day
World's Best Lasagna
Read Reviews (8462)

TRANSFORMING THE DIGITAL LANDSCAPE

40MM FAMILIES SHOPPING DIFFERENTLY



1BN
Visits

250MM
Saved Recipes

100MM
Video Views

10MM
Shared Experiences

1 OF 3
Shop Same Day as Recipe View

90%
Use Recipes to Inform Purchases

62%
Visits are on Mobile

We lead her from

INSPIRATION TO CELEBRATION


Discover
Plan
Shop
Cook
Share

And turn

ACTIONS TO TRANSACTIONS



Awareness
Consideration
Purchase
Consumption
Recommend

OUR COOKS = YOUR BEST CUSTOMER



Allrecipes users spend
more money in the store & more time in the kitchen
than any other digital food audience.

$312 BILLION

in food spending annually

94%	90%	81%
are always looking for new recipes to try	use recipes to inform their shopping lists	cook frequently at home
80%	50%	50%
recommend food to family & friends	are in-store within 24 hours of site visit	grocery shop 2+ times/week

Source: MRI Fusion, Nov 2014

PERMISSION TO

REIMAGINE



Twitter



Facebook



YouTube



TripAdvisor


ar

AllRecipes video here

LET'S GET COOKING



allrecipes

Today's Agenda

- Meredith Vision
- National Media Group Digital Strategies
- Allrecipes.Next
- Total Shareholder Return

meredith

Three Year Returns Exceed Broader Market


TSR (%)
150
100
50
0
70%
125%
S&P 500 Actual
MDP Actual

Multiple sources including BCG Investor Survey and Value Line
** Actual represents the period of Oct. 25, 2011 to Oct. 24, 2014*

History of Increasing Dividends


13% CAGR
~ 4% yield
$0.38
$0.64
$0.90
$1.53
$1.83
2003
2006
2009
2012
2015
Annual Dividends Paid

Active Share Repurchase Program



$30
$200
$550
$600
$760
FY02
FY05
FY08
FY11
FY14
Cumulative Share Repurchases

Use of Cash: Fiscal 2004 to Fiscal 2014



$2,230
$260
stock issuance
$1,970
Operating cash flows
Cash Generation
$2,230
$280
Cap-ex
$850
Acquisitions
$450
Dividends
$650
Share repurchases
Cash Utilization
58%
Reinvested in operations
42%
Returned to shareholders

$ in millions

Calendar 2015 Priorities

Local Media

- Grow non-political advertising revenue
- Increase retransmission revenue and contribution
- Enhance digital and mobile platforms
- Complete integration of station acquisitions

National Media

- Evolve and strengthen our advertising activities
- Aggressively expand our digital-related businesses
- Integrate new business additions
- Grow revenue from individual consumer

Corporate

- Continue to consolidate our respective industries
- Increase cash returned to shareholders
- Execute Total Shareholder Return strategy

meredith

5 Reasons to Invest in Meredith

1 Largest reach to American women across life stages

2 Powerful national and local media brands

3 Growing digital and mobile activities

4 Aggressively adding new revenue streams

5 Track record of returning cash to shareholders

meredith


Boo!

Meredith Digital and Allrecipes March 12, 2015

meredith